Exhibit 99.1

CIBC Announces Second Quarter 2025 Results

Toronto, ON – May 29, 2025 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2025.

 Second quarter highlights

	Q2/25	Q2/24	Q1/25	YoY Variance	QoQ Variance
Revenue	$7,022 million	$6,164 million	$7,281 million	+14%	-4%
Reported Net Income	$2,007 million	$1,749 million	$2,171 million	+15%	-8%
Adjusted Net Income (1)	$2,016 million	$1,718 million	$2,179 million	+17%	-7%
Adjusted pre-provision, pre-tax earnings (1)	$3,214 million	$2,690 million	$3,415 million	+19%	-6%
Reported Diluted Earnings Per Share (EPS)	$2.04	$1.79	$2.19	+14%	-7%
Adjusted Diluted EPS (1)	$2.05	$1.75	$2.20	+17%	-7%
Reported Return on Common Shareholders’ Equity (ROE) (2)	13.8%	13.7%	15.2%
Adjusted ROE (1)	13.9%	13.4%	15.3%
Net interest margin on average interest-earnings assets (2)(3)	1.54%	1.46%	1.50%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	1.88%	1.72%	1.89%
Common Equity Tier 1 (CET1) Ratio (4)	13.4%	13.1%	13.5%

Results for the second quarter of 2025 were affected by the following item of note resulting in a negative impact of $0.01 per share:

•	$11 million ($9 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 13.4% at April 30, 2025, compared with 13.5% at the end of the prior quarter. CIBC’s leverage ratio(4) and liquidity coverage ratio(4) at April 30, 2025 were 4.3% and 131%, respectively.

“Against an uncertain economic backdrop, our CIBC Team is focused on the consistent execution of our client-focused strategy which is delivering strong business results and adding value for our stakeholders,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “The CIBC of today is a modern, relationship-oriented bank with a powerful organic growth engine across borders – driven by execution, guided by purpose, and fueled by our talented team and culture. We are navigating the volatility in the global business environment from a position of strength, supported by our robust capital position, disciplined risk management and strong credit quality.”

CIBC announced in March that Victor G. Dodig plans to retire as President and Chief Executive Officer, effective October 31, 2025, and that Harry Culham was appointed as Chief Operating Officer effective April 1, 2025 and will succeed Mr. Dodig as President and Chief Executive Officer, effective November 1, 2025. Mr. Dodig will serve as a special advisor to Mr. Culham and the Board from November 1, 2025 to April 30, 2026 to support a seamless transition.

Core business performance

Canadian Personal and Business Banking(5) reported net income of $734 million for the second quarter, up $28 million or 4% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. The higher revenue was mainly driven by volume growth and a higher net interest margin. Adjusted pre-provision, pre-tax earnings(1) were $1,387 million, up $140 million from the second quarter a year ago, as higher revenue was partially offset by higher adjusted(1) non-interest expenses mainly due to higher spending on technology and other strategic initiatives and employee-related compensation.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 7; and adjusted pre-provision, pre-tax earnings on page 8.

(2)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the second quarter of 2025 available on SEDAR+ at www.sedarplus.com.

(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the second quarter of 2025 available on SEDAR+ at www.sedarplus.com.

(5)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the second quarter of 2025, available on SEDAR+ at www.sedarplus.com.

CIBC Second Quarter 2025 News Release 1

Canadian Commercial Banking and Wealth Management(1) reported net income of $549 million for the second quarter, up $61 million or 13% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(2) were $807 million, up $101 million from the second quarter a year ago, as higher revenue was partially offset by higher non-interest expenses. Commercial banking revenue was higher compared to the prior year due to volume growth, higher loan and deposit margins, and higher fee income. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average assets under administration (AUA) and assets under management (AUM) balances as a result of market appreciation, higher net interest income, and higher commission revenue from increased client activity. Expenses increased primarily due to higher performance-based and employee-related compensation, and higher spending on technology and other strategic initiatives.

U.S. Commercial Banking and Wealth Management(1) reported net income of $173 million (US$122 million) for the second quarter, up $81 million (US$54 million) from the second quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(2) were $333 million (US$234 million), up $43 million (US$20 million) from the second quarter a year ago, as higher adjusted(2) non-interest expenses were more than offset by higher revenue. In commercial banking, higher revenue was primarily due to higher volumes. Higher revenue in wealth management was primarily due to higher fee-based revenue from higher average AUM balances from market appreciation. Adjusted(2) non-interest expenses increased mainly due to higher performance-based and employee-related compensation, and higher spending on technology and other strategic initiatives.

Capital Markets(1) reported net income of $566 million for the second quarter, up $94 million or 20% from the second quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(2) were up $240 million or 41% from the second quarter a year ago due to higher revenue from our global markets and corporate and investment banking businesses, partially offset by higher expenses. Global markets revenue was up driven by higher financing revenue, and higher trading revenue. Corporate and investment banking revenue was up driven by higher corporate banking revenue and higher debt underwriting activity. Expenses were up due to higher performance-based and employee-related compensation, and higher spending on technology and other strategic initiatives.

Credit quality

Provision for credit losses was $605 million, up $91 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher provisions in Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, and Capital Markets, partially offset by lower provisions in U.S. Commercial Banking and Wealth Management.

Key highlights across our bank in the second quarter of 2025 included:

•	Sustained momentum in the Wood Gundy client experience, achieving the highest internal Net Promoter Score to date, which underscores our unwavering commitment to client satisfaction.
•	CIBC Capital Markets was recognized by Global Finance for the third consecutive year as the Best Investment Bank in Canada.
•

CIBC Private Wealth, US, was awarded Best High Net-Worth Investment Platform for the third consecutive year; remains the most awarded firm in the industry in the last 15 years by Private Asset Management.

•

CIBC released its annual environmental, social and governance (ESG) disclosures that included the 2024 Sustainability Report and Public Accountability Statement, and the 2024 Climate Report, which provides a progress update on CIBC’s ESG strategy and outlines how the bank is helping to drive positive change toward a more sustainable future.

•

CIBC reinforced its commitment to responsible AI by becoming the first major Canadian bank to sign the Government of Canada’s Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems.

•	CIBC was recognized as one of Canada’s Greenest Employers by MediaCorp Canada Inc. for the fourth consecutive year.

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

CIBC Foundation announced a $100,000 donation to the CIBC Foundation British Columbia Emergency Relief Fund in response to the recent tragic event in Vancouver. The funding will aid local efforts to provide support to those impacted by this tragic event and contribute to broader healing and recovery efforts within the community. Until the end of May 2025, CIBC will match donations made by employees up to $50,000.

•

CIBC announced it will be a Founding Partner of the Toronto Tempo, Canada’s first WNBA team, and CIBC will support the partnership with a new community program, “Champions of Ambition,” which will celebrate and elevate Canadians who have been changing the tempo in women’s sports and the country.

•

CIBC proudly sponsored Soaring: Indigenous Youth Empowerment Gathering hosted by Indspire, an Indigenous national charity that invests in the education of First Nations, Inuit, and Métis people. Since 1993, CIBC has granted more than $8.5 million to Indspire, including currently supporting the Building Brighter Futures: Scholarships, Bursaries and Awards.

(1)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the second quarter of 2025, available on SEDAR+ at www.sedarplus.com.

(2)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC Second Quarter 2025 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the second quarter of 2025 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other		CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,859	$1,640	$769	$1,545		$209	$7,022	$541
Provision for credit losses	389	54	123	34		5	605	86
Non-interest expenses	1,478	833	441	719		348	3,819	310
Income (loss) before income taxes	992	753	205	792		(144)	2,598	145
Income taxes	258	204	32	226		(129)	591	23
Net income (loss)	734	549	173	566		(15)	2,007	122
Net income attributable to non-controlling interests	-	-	-	-		9	9	-
Net income (loss) attributable to equity shareholders	734	549	173	566		(24)	1,998	122
Diluted EPS ($)							$2.04
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(5)	$-		$-	$(11)	$(3)
Impact of items of note on non-interest expenses	(6)	-	(5)	-		-	(11)	(3)
Total pre-tax impact of items of note on net income	6	-	5	-		-	11	3
Income taxes
Amortization of acquisition-related intangible assets	1	-	1	-		-	2	-
Impact of items of note on income taxes	1	-	1	-		-	2	-
Total after-tax impact of items of note on net income	$5	$-	$4	$-	$		$9	$3
Impact of items of note on diluted EPS ($) (2)							$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,859	$1,640	$769	$1,545		$209	$7,022	$541
Provision for credit losses – adjusted	389	54	123	34		5	605	86
Non-interest expenses – adjusted	1,472	833	436	719		348	3,808	307
Income (loss) before income taxes – adjusted	998	753	210	792		(144)	2,609	148
Income taxes – adjusted	259	204	33	226		(129)	593	23
Net income (loss) – adjusted	739	549	177	566		(15)	2,016	125
Net income attributable to non-controlling interests – adjusted	-	-	-	-		9	9	-
Net income (loss) attributable to equity shareholders – adjusted	739	549	177	566		(24)	2,007	125
Adjusted diluted EPS ($)							$2.05

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

CIBC total results excludes a TEB adjustment of nil for the quarter ended April 30, 2025 (January 31, 2025: nil; April 30, 2024: $71 million) and nil for the six months ended April 30, 2025 (April 30, 2024: $139 million).

(5)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the second quarter of 2025, available on SEDAR+ at www.sedarplus.com.

(6)

This item of note reports the impact on consolidated income tax expense had a Federal tax proposal related to the denial of Canadian dividends been substantively enacted at that time. The corresponding impact on revenue reported on a TEB in Capital Markets and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

CIBC Second Quarter 2025 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,923	$1,703	$847	$1,574	$234	$7,281	$592
Provision for credit losses	428	39	68	21	17	573	48
Non-interest expenses	1,460	853	470	705	390	3,878	329
Income (loss) before income taxes	1,035	811	309	848	(173)	2,830	215
Income taxes	270	220	53	229	(113)	659	37
Net income (loss)	765	591	256	619	(60)	2,171	178
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders	765	591	256	619	(68)	2,163	178
Diluted EPS ($)						$2.19
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(5)	$-	$-	$(12)	$(4)
Impact of items of note on non-interest expenses	(7)	-	(5)	-	-	(12)	(4)
Total pre-tax impact of items of note on net income	7	-	5	-	-	12	4
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	2
Impact of items of note on income taxes	2	-	2	-	-	4	2
Total after-tax impact of items of note on net income	$5	$-	$3	$-	$-	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,923	$1,703	$847	$1,574	$234	$7,281	$592
Provision for credit losses – adjusted	428	39	68	21	17	573	48
Non-interest expenses – adjusted	1,453	853	465	705	390	3,866	325
Income (loss) before income taxes – adjusted	1,042	811	314	848	(173)	2,842	219
Income taxes – adjusted	272	220	55	229	(113)	663	39
Net income (loss) – adjusted	770	591	259	619	(60)	2,179	180
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders – adjusted	770	591	259	619	(68)	2,171	180
Adjusted diluted EPS ($)						$2.20

See previous page for footnote references.

4 CIBC Second Quarter 2025 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 2,646	$1,456	$ 669	$ 1,243	$ 150	$6,164	$491
Provision for credit losses	274	37	186	12	5	514	136
Non-interest expenses	1,405	750	400	586	360	3,501	293
Income (loss) before income taxes	967	669	83	645	(215)	2,149	62
Income taxes	261	181	(9)	173	(206)	400	(6)
Net income (loss)	706	488	92	472	(9)	1,749	68
Net income attributable to non-controlling interests	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders	706	488	92	472	(19)	1,739	68
Diluted EPS ($)						$1.79
Impact of items of note (1)
Revenue
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	$ -	$-	$ -	$ (71)	$ 71	$-	$-
Impact of items of note on revenue	-	-	-	(71)	71	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(6)	-	(8)	-	-	(14)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(13)	-	-	(13)	(10)
Impact of items of note on non-interest expenses	(6)	-	(21)	-	-	(27)	(16)
Total pre-tax impact of items of note on net income	6	-	21	(71)	71	27	16
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	2
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	-	-	-	(20)	71	51	-
Charge related to the special assessment imposed by the FDIC	-	-	3	-	-	3	2
Impact of items of note on income taxes	2	-	5	(20)	71	58	4
Total after-tax impact of items of note on net income	$ 4	$-	$ 16	$ (51)	$ -	$(31)	$12
Impact of items of note on diluted EPS ($) (2)						$(0.04)
Operating results – adjusted (3)
Total revenue – adjusted (4)	$ 2,646	$1,456	$ 669	$ 1,172	$ 221	$6,164	$491
Provision for credit losses – adjusted	274	37	186	12	5	514	136
Non-interest expenses – adjusted	1,399	750	379	586	360	3,474	277
Income (loss) before income taxes – adjusted	973	669	104	574	(144)	2,176	78
Income taxes – adjusted	263	181	(4)	153	(135)	458	(2)
Net income (loss) – adjusted	710	488	108	421	(9)	1,718	80
Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders – adjusted	710	488	108	421	(19)	1,708	80
Adjusted diluted EPS ($)						$1.75

See previous pages for footnote references.

CIBC Second Quarter 2025 News Release 5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$5,782	$3,343	$ 1,616	$ 3,119	$ 443	$14,303	$1,133
Provision for credit losses	817	93	191	55	22	1,178	134
Non-interest expenses	2,938	1,686	911	1,424	738	7,697	639
Income (loss) before income taxes	2,027	1,564	514	1,640	(317)	5,428	360
Income taxes	528	424	85	455	(242)	1,250	60
Net income (loss)	1,499	1,140	429	1,185	(75)	4,178	300
Net income attributable to non-controlling interests	-	-	-	-	17	17	-
Net income (loss) attributable to equity shareholders	1,499	1,140	429	1,185	(92)	4,161	300
Diluted EPS ($)						$4.23
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(13)	$-	$ (10)	$ -	$ -	$(23)	$(7)
Impact of items of note on non-interest expenses	(13)	-	(10)	-	-	(23)	(7)
Total pre-tax impact of items of note on net income	13	-	10	-	-	23	7
Income taxes
Amortization of acquisition-related intangible assets	3	-	3	-	-	6	2
Impact of items of note on income taxes	3	-	3	-	-	6	2
Total after-tax impact of items of note on net income	$10	$-	$ 7	$ -	$ -	$17	$5
Impact of items of note on diluted EPS ($) (2)						$0.02
Operating results – adjusted (3)
Total revenue – adjusted (4)	$5,782	$3,343	$ 1,616	$ 3,119	$ 443	$14,303	$1,133
Provision for credit losses – adjusted	817	93	191	55	22	1,178	134
Non-interest expenses – adjusted	2,925	1,686	901	1,424	738	7,674	632
Income (loss) before income taxes – adjusted	2,040	1,564	524	1,640	(317)	5,451	367
Income taxes – adjusted	531	424	88	455	(242)	1,256	62
Net income (loss) – adjusted	1,509	1,140	436	1,185	(75)	4,195	305
Net income attributable to non-controlling interests – adjusted	-	-	-	-	17	17	-
Net income (loss) attributable to equity shareholders – adjusted	1,509	1,140	436	1,185	(92)	4,178	305
Adjusted diluted EPS ($)						$4.25

See previous pages for footnote references.

6 CIBC Second Quarter 2025 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$ 5,325	$2,893	$ 1,356	$ 2,553	$ 258	$12,385	$1,002
Provision for (reversal of) credit losses	611	57	430	12	(11)	1,099	318
Non-interest expenses	2,771	1,450	883	1,176	686	6,966	652
Income (loss) before income taxes	1,943	1,386	43	1,365	(417)	4,320	32
Income taxes	523	375	(41)	371	(385)	843	(30)
Net income (loss)	1,420	1,011	84	994	(32)	3,477	62
Net income attributable to non-controlling interests	-	-	-	-	22	22	-
Net income (loss) attributable to equity shareholders	1,420	1,011	84	994	(54)	3,455	62
Diluted EPS ($)						$3.55
Impact of items of note (1)
Revenue
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	$ -	$-	$ -	$ (123)	$ 123	$-	$-
Impact of items of note on revenue	-	-	-	(123)	123	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(13)	-	(16)	-	-	(29)	(12)
Charge related to the special assessment imposed by the FDIC	-	-	(104)	-	-	(104)	(77)
Impact of items of note on non-interest expenses	(13)	-	(120)	-	-	(133)	(89)
Total pre-tax impact of items of note on net income	13	-	120	(123)	123	133	89
Income taxes
Amortization of acquisition-related intangible assets	4	-	4	-	-	8	3
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	-	-	-	(35)	123	88	-
Charge related to the special assessment imposed by the FDIC	-	-	26	-	-	26	19
Impact of items of note on income taxes	4	-	30	(35)	123	122	22
Total after-tax impact of items of note on net income	$ 9	$-	$ 90	$ (88)	$ -	$11	$67
Impact of items of note on diluted EPS ($) (2)						$0.02
Operating results – adjusted (3)
Total revenue – adjusted (4)	$ 5,325	$2,893	$ 1,356	$ 2,430	$ 381	$12,385	$1,002
Provision for (reversal of) credit losses – adjusted	611	57	430	12	(11)	1,099	318
Non-interest expenses – adjusted	2,758	1,450	763	1,176	686	6,833	563
Income (loss) before income taxes – adjusted	1,956	1,386	163	1,242	(294)	4,453	121
Income taxes – adjusted	527	375	(11)	336	(262)	965	(8)
Net income (loss) – adjusted	1,429	1,011	174	906	(32)	3,488	129
Net income attributable to non-controlling interests – adjusted	-	-	-	-	22	22	-
Net income (loss) attributable to equity shareholders – adjusted	1,429	1,011	174	906	(54)	3,466	129
Adjusted diluted EPS ($)						$3.57

See previous pages for footnote references.

CIBC Second Quarter 2025 News Release 7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2025	Net income (loss)	$ 734	$ 549	$ 173	$ 566	$(15)	$ 2,007	$ 122
Apr. 30	Add: provision for credit losses	389	54	123	34	5	605	86
	Add: income taxes	258	204	32	226	(129)	591	23
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,381	807	328	826	(139)	3,203	231
	Pre-tax impact of items of note (2)	6	-	5	-	-	11	3
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,387	$ 807	$ 333	$ 826	$(139)	$ 3,214	$ 234
2025	Net income (loss)	$ 765	$ 591	$ 256	$ 619	$(60)	$ 2,171	$ 178
Jan. 31	Add: provision for credit losses	428	39	68	21	17	573	48
	Add: income taxes	270	220	53	229	(113)	659	37
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,463	850	377	869	(156)	3,403	263
	Pre-tax impact of items of note (2)	7	-	5	-	-	12	4
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,470	$ 850	$ 382	$ 869	$(156)	$ 3,415	$ 267
2024	Net income (loss)	$ 706	$ 488	$ 92	$ 472	$(9)	$ 1,749	$ 68
Apr. 30 (4)	Add: provision for credit losses	274	37	186	12	5	514	136
	Add: income taxes	261	181	(9)	173	(206)	400	(6)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,241	706	269	657	(210)	2,663	198
	Pre-tax impact of items of note (2)	6	-	21	(71)	71	27	16
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 1,247	$ 706	$ 290	$ 586	$(139)	$ 2,690	$ 214

$ millions, for the six months ended
2025	Net income (loss)	$ 1,499	$ 1,140	$429	$ 1,185	$(75)	$ 4,178	$ 300
Apr. 30	Add: provision for credit losses	817	93	191	55	22	1,178	134
	Add: income taxes	528	424	85	455	(242)	1,250	60
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,844	1,657	705	1,695	(295)	6,606	494
	Pre-tax impact of items of note (2)	13	-	10	-	-	23	7
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 2,857	$ 1,657	$ 715	$ 1,695	$(295)	$ 6,629	$ 501
2024	Net income (loss)	$ 1,420	$ 1,011	$ 84	$ 994	$(32)	$ 3,477	$ 62
Apr. 30 (4)	Add: provision for (reversal of) credit losses	611	57	430	12	(11)	1,099	318
	Add: income taxes	523	375	(41)	371	(385)	843	(30)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,554	1,443	473	1,377	(428)	5,419	350
	Pre-tax impact of items of note (2)	13	-	120	(123)	123	133	89
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$ 2,567	$ 1,443	$ 593	$ 1,254	$(305)	$ 5,552	$ 439

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the second quarter of 2025, available on SEDAR+ at www.sedarplus.com.

8 CIBC Second Quarter 2025 News Release

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our 2050 net-zero ambition and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2025 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential recession risks tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters such as tariffs; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2024 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Second Quarter 2025 News Release 9

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1073773#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 5601311#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2025 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 7808652#) and French (514-861-2272 or 1-800-408-3053, passcode 4825374#) until 11:59 p.m. (ET) June 12, 2025. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com
Media Enquiries: Financial, business and trade media may contact:
Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10 CIBC Second Quarter 2025 News Release